CERTIFICATE OF AMENDMENT
                                    OF THE
                         CERTIFICATE OF INCORPORATION
                                      OF
                          SECOM GENERAL CORPORATION


        We, the undersigned, ROBERT CLEMENTE and SCOTT KONIECZNY, DO HEREBY CERTIFY that we are, respectively, the Chairman and Secretary of SECOM GENERAL CORPORATION, a Delaware corporation (the "Corporation"), and that
Article IV of the Corporation's Certificate of Incorporation has been duly amended in accordance with the provisions of Section 242 of the Delaware General Corporation Law, by the affirmative vote of the holders of at least a majority of the issued and outstanding capital stock of the Corporation at a Special Meeting of Shareholders held on April 12, 1999. At that meeting the shareholders of the Corporation approved an amendment to the Corporation's Certificate of Incorporation to effect a reverse stock split at the rate of one (1) new share for each five (5) shares of currently outstanding common stock.

        As a result of that action, Article IV of the Corporation's Certificate of Incorporation has been amended to read in its entirety as follows:

                                  ARTICLE IV

        The total authorized capital stock of the Corporation shall consist of 5,000,000 shares, par value $1.00 per share, of Preferred Stock and 10,000,000 shares, par value $.10 per share, of Common Stock.

        Each share of the Corporation's Common Stock, $.004 par value, that was outstanding at the close of business on August 31, 1990, shall become, effective as of the close of business on August 31, 1990, and thereafter continue to be, 3/100 of a share of Common Stock of this Corporation, $.10 par value, provided that the shares of Common Stock issued in the name of any holder as of such time shall be converted only into a whole number of shares at a rate of three (3) shares for each one hundred (100) shares issued theretofore and any resulting fractional shares shall be treated in the manner specified in this paragraph. Each holder of record of issued and outstanding shares of the Corporation's Common Stock, $.004 par value, at the close of business on said date shall be entitled to receive, upon surrender of his or her stock certificate(s), a new certificate representing the number of whole shares of Common Stock, $.10 par value, of which he or she is the owner after giving effect to the provisions of this paragraph, and a cash payment in lieu of any fractional shares at the rate of $3.125 per post-split share. All such fractional shares shall be canceled and the Corporation's stated capital reduced by the amount represented thereby.

        Each five (5) shares of the Corporation's Common Stock, $.10 par value, that was outstanding at the close of business on April 14, 1999, shall become, effective as of the close of business on April 14, 1999 (the "Effective Date"), and thereafter continue to be, combined into one (1) share of Common Stock, $.10 par value, provided that the shares of Common Stock issued in the name of any holder as of such time shall be converted only into a whole number of shares and any resulting fractional shares shall be treated in the manner specified below in this paragraph. Each

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holder of record of issued and outstanding shares of the Corporation's Common
Stock, $.10 par value, at the close of business on the Effective Date shall be entitled to receive, upon surrender of his or her stock certificate(s) a new certificate representing the number of whole shares of Common Stock, $.10 par value, of which he or she is the owner after giving effect to the provisions of this paragraph. No fractional shares of Common Stock or scrip certificates therefor shall be issued to the holders of the presently outstanding Common Stock, $.10 par value, by reason of the foregoing. Stockholders who would otherwise be entitled to receive fractional shares, will be entitled to receive a cash payment in lieu thereof at a price equal to the fair market value of the Common Stock as determined by the Corporation's Board of Directors on the Effective Date. American Stock Transfer And Trust Company, the Corporation's transfer agent will pay to such holders, on surrender of their certificate(s) for Common Stock, par value $.10, the fair market value of such fractional shares and all such fractional shares shall be canceled and the Corporation's stated capital shall be reduced by the amount represented thereby.

        A statement of all of the relative designations, powers, rights, preferences, restrictions and limitations of the shares of each class is as follows:

(1)     The Preferred Stock:

        Shares of the Preferred Stock of the corporation may be issued from time to time in one or more series, each of which series shall have such distinctive designations or title and contain such number of shares as shall be fixed by the Board of Directors of the Corporation prior to the issuance of any shares thereof. At the time of such issuance, a certificate shall be filed as required by Section 151(g) of the General Corporation law of the State of Delaware or its successor provisions. The Board of Directors of the Corporation is hereby expressly granted authority to fix by duly adopted resolution or resolutions the designations and the relative powers and preferences, the relative, participating, optional, voting, conversion or other special rights, the terms and conditions of any redemptions and the relative qualifications, limitations or restrictions as may be authorized or permitted by the laws of the State of Delaware in respect of each such series of Preferred Stock.

(2)     The Common Stock:

        (A) Dividends - Subject to any and all prior rights of the holders of any outstanding shares of the Preferred Stock of the Corporation, of any and all series, the Board of Directors may declare and pay ratable dividends or make other distributions in cash, its bonds or its property, including shares or bonds of other corporations, on the outstanding shares of its Common Stock, payable to the full extent permitted under the laws of the State of Delaware.

        (B) Liquidating Distributions - In the event of any distribution of all of the assets of the Corporation, upon a liquidation, dissolution or winding up of the Corporation, voluntary or involuntary, after payment of the full preferential amounts to which the holders of the Preferred Stock shall be entitled, the holders of the Common Stock shall be ratably entitled to receive all of the remaining assets of the Corporation in proportion to the number of shares held by them respectively.

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        (C) Voting - Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held by him of record on the stock transfer books of the Corporation.

        IN WITNESS WHEREOF, we have hereunto set our hands and the seal of the Corporation on this 12th day of April, 1999.



                                        /s/ Robert Clemente
                                        ------------------------------
                                        ROBERT CLEMENTE, Chairman


                                        /s/ Scott J. Konieczny
                                        ------------------------------
                                        SCOTT J. KONIECZNY, Secretary


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